UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 7 September 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X               Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
7 September 2010
For more details contact:
Jaco Boshoff
Executive: Reserves,
Projects and New
Business

on +27 (0)83 395 3810
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Harmony further optimises value for shareholders
Merriespruit South region and Freegold option
Johannesburg. Tuesday, 7 September 2010. Harmony Gold Mining Company
Limited (Harmony) is pleased to announce that it has completed two transactions with
Witwatersrand Consolidated Gold Resources Limited (Wits Gold).
In terms of these transactions, Wits Gold will obtain a prospecting right over
Harmony’s Merriespruit South area and the option held by ARMGold/Harmony Joint
Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of
Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State
(Freegold option), this will be cancelled.
The total consideration price of the transactions is R336 million, (R61 million for the prospecting area and R275 million for the cancellation of the option agreement) which will be settled in cash or in a combination of cash and shares in Wits Gold. The agreements were signed on 3 September 2010 and outstanding conditions precedent are expected to be fulfilled within the next 9 months.
Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area. The disposal of the Merriespruit
South area does not have any impact on the existing Merriespruit 1 mining operations.
Harmony’s Chief Executive Graham Briggs says, “The Merriespruit South area and the Freegold option do not fit into our portfolio. Therefore these transactions are in line with Harmony’s strategy to focus on our growth projects in South Africa. This is an exciting opportunity for Wits Gold and will unlock value for our shareholders.”
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 7, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director